As filed with the Securities and Exchange Commission on August 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Quepasa Corporation

(Exact name of registrant as specified in its charter)

Nevada	86-0879433
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

410 N. 44th Street, Suite 450

Phoenix, AZ 85008

(Address of principal executive offices) (Zip Code)

AMENDED AND RESTATED 1998 STOCK OPTION PLAN

(Full title of plan)

Jeffrey S. Peterson, Chief Executive Officer

410 N. 44th Street, Suite 450

Phoenix, AZ 85008

(Name and address of agent for service)

(602) 706-0100

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Proposed Maximum Registration Fee
Common Stock ($.001 par value)	6,000,000 (1)	$1.75 (2)	$10,500,000	$1,331

(1)	This Registration Statement shall also cover any additional common shares which become issuable under the Registrant’s Amended and Restated 1998 Stock Option Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock of Quepasa Corporation.

(2)	Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457 (h) of the General Rules and Regulations under the Securities Act of 1993, based upon the closing price per share of common stock of Quepasa Corporation on August 24, 2004.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Pursuant to the requirements of the Note to Part I of Form S-8 and Rule 428(b)(1) of the Rules under the Securities Act of 1933, as amended, the information required by Part I of Form S-8 is included in the resale prospectus which follows. The resale prospectus together with the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement constitute the Section 10(a) prospectus.

RESALE PROSPECTUS

The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a prospectus, prepared on Form S-3, in accordance with General Instruction C to Form S-8, to be used in connection with resales of securities acquired under the Registrant’s Stock Option Plan by officers or directors of the Registrant, as defined in Rule 405 under the Securities Act of 1933, as amended.

RESALE PROSPECTUS

6,000,000 SHARES OF

COMMON STOCK

Quepasa Corporation

1998 STOCK OPTION PLAN

You should read this prospectus carefully before investing. We are offering on behalf of certain of our employees, officers, directors and consultants up to 6,000,000 shares of our $.001 par value common stock purchasable by such employees, officers, directors and consultants pursuant to common stock options granted under our Amended and Restated 1998 Stock Option Plan. As of this date 1,850,875 options issued under the Plan are outstanding.

This prospectus will be used by our non-affiliates as well as persons who are “affiliates” to resell the shares. We will not receive any part of the proceeds of such sales although we will receive the exercise price for the stock options. Please see “Selling Stockholders” for a list of our affiliates who may offer their shares for sale. We refer to these individuals as “selling stockholders.”

The selling stockholders may offer their common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. These future market prices are not currently known.

Our common stock is traded on the over-the-counter Electronic Bulletin Board under the symbol “QPSA.” On August 26, 2004, the last reported sale price for the common stock on the Electronic Bulletin Board was $1.75 per share.

See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person is authorized to give any information or to make any representation regarding the securities we are offering and investors should not rely on any such information. The information provided in the prospectus is as of this date only.

The date of this prospectus is August 30, 2004.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, including Sections 14(a) and 14(c) relating to proxy and information statements, and in accordance therewith we file reports and other information with the Securities and Exchange Commission. Reports and other information which we file can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Our Common Stock is traded on the over-the-counter Electronic Bulletin Board under the symbol “QPSA.” Reports, proxy and information statements may also be inspected at the Commission’s Web site at www.sec.gov.

We furnish annual reports to our shareholders which include audited financial statements. We may furnish such other reports as may be authorized, from time to time, by our Board of Directors.

You may also want to refer to our Web site at quepasa.com. Our Web site is not a part of this prospectus.

INCORPORATION BY REFERENCE

Certain documents have been incorporated by reference into this prospectus, either in whole or in part, including but no limited to an Annual Report on Form 10-KSB for the year ended December 31, 2003, Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 and any Current Reports on Form 8-K filed after January 1, 2004. We will provide without charge (1) to each person to whom a prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference (not including exhibits to the information unless such exhibits are specifically incorporated by reference into the information), and (2) documents and information required to be delivered to directors pursuant to Rule 428(b). Requests for any information shall be addressed to us at 410 N. 44th Street, Suite 450, Phoenix, AZ 85008, telephone (602) 716-0100.

INTRODUCTION

Since 1998, Quepasa Corporation has operated a bilingual (Spanish/English) Internet portal and online community primarily aimed at the United States Hispanic market, and has spent over $50 million developing our brand. Our quepasa.com Website provides users with information and content centered around the Spanish language and offers performance based marketing capabilities in addition to traditional portal services including e-mail and news in Spanish and English. The quepasa.com website is operated and managed by our wholly-owned Sonora, Mexico-based subsidiary, Quepasa.com de Mexico, S.A. de C.V.

Through our wholly-owned subsidiary, Vayala Corporation, we have developed information retrieval and management software technology products, along with performance based marketing capabilities. We intend to provide these products to a diverse clientele within the information technology sector, emphasizing publishers of interactive, online content offerings, certain specialized online communities, online virtual product exchanges and online advertisers that target Spanish speaking users. We believe we are among the first technology companies to develop, deploy and promote performance based online marketing solutions for the Spanish language market.

Our address is 410 N. 44th Street, Suite 450, Phoenix, AZ 85008 and our telephone number is (602) 716-0100.

RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related To Our Business

We Have Incurred Ongoing Operating Losses And Our Auditors Have Issued A “Going Concern” Audit Opinion Indicating That We May Be Unable To Remain In Business.

For the years ended December 31, 2003 and 2002, we incurred net losses attributable to common shareholders of $2,870,345 and $2,460,767, respectively, and for the six months ended June 30, 2004, we incurred a loss of $1,790,416. Our consolidated financial statements as of December 31, 2003 were prepared on the assumption that we may be unable to continue as a going concern and the independent auditors’ reports on our consolidated financial statements as of December 31, 2003 and 2002, included an emphasis paragraph that we may be unable to continue as a going concern.

We Are Generating Negligible Revenue And Expect Future Losses, Which Could Cause Us To Severely Limit Our Operations.

Our revenue for the year ended December 31, 2003 and the six months ended June 30, 2004 was $5,774 and $127,803, respectively. As a result, we incurred losses and experienced negative operating cash flow. As of June 30, 2004, we had an accumulated deficit of approximately $108.1 million. We are not currently generating significant revenue nor can there be any assurance that we will generate significant revenue in the foreseeable future and expect to continue to report losses in the near future. The losses could cause us to severely limit our operations.

We May Face Liability For Information Content And Commerce-Related Activities, Which Could Adversely Affect Our Financial Condition.

Because materials may be downloaded by the services that we operate or facilitate and the materials may be subsequently distributed to others, we could face claims for errors, defamation, negligence or copyright or trademark infringement based on the nature and content of such materials, which could adversely affect our financial condition. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

Although we expect to carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our financial condition, results of operations and liquidity. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

Regulations Imposed On The Operation Of Our Quepasa.com Web Site In Mexico Could Be Costly And Time Consuming.

We are subject to regulations imposed by the government of Mexico in connection with the operation of our quepasa.com website from Sonora, Mexico. These regulations are expensive and time consuming with which to comply, and future regulations could have a material adverse effect on our business.

There Can Be No Assurance That Our Information Retrieval Services Will Generate Revenue, The Absence Of Which May Require Us To Curtail Operations.

We have completed the core development of the information retrieval services that we obtained through our acquisition of Vayala but have not generated significant revenue to date from such services. Revenue from our information retrieval and management software technology is expected to result primarily from the number of end-user data retrieval requests processed by our software. Any future agreements with customers will not require them to direct end-users to our retrieval services. Accordingly, revenue from such services is highly dependent upon the willingness of customers to use the retrieval and related services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user inquiries that are processed by our retrieval software, and the ability of customers to generate revenue from traffic through their website retrieval request pages. Our future customers, if any, may also use competing query and directory services to operate in combination with our services, which will reduce the number of queries available for us to service and may erode revenue growth opportunities. In order for us to generate revenue from our information retrieval and software business, we will need to attract customers, develop and deliver new retrieval services, products and features to future customers and establish strategic relationships with our customers. In the absence of doing so, we may be required to curtail our operations.

Competition In The Operation Of Our Web Site And In The Provision Of Our Information Retrieval Services Could Cause Us To Reduce Our Prices Or Increase Our Costs.

Our quepasa.com website competes with a number of other Spanish speaking websites, including websites offered by large multinational Internet companies such as Yahoo. Moreover, we will compete with a number of companies that provide information retrieval services, most of which have operated retrieval services in the market for a longer period, are better known, have greater financial resources, have established marketing relationships with leading online services and advertisers and have secured greater presence in distribution channels. The level of competition could cause us to reduce our prices or increase our costs, either of which would reduce our profitability or increase our losses.

The Legal Environment In Which We Operate Is Uncertain And Claims Against Us Could Cause Our Business To Suffer.

Our information retrieval services make copies of material available on the Internet and other networks and offer this material to end-users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or under other legal theories based on the nature, content, copying, dissemination, collection or use of these materials. It is also possible that if any information provided through our retrieval services contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we expect to carry general liability insurance, our insurance may not cover potential claims of this type or be inadequate to protect us from all liability that may be imposed.

The Provision of Internet Information Retrieval Services Subjects Us To Risks That Could Result In Cancellation Of Customer Contracts Or Interruptions Of Services To Our Customers.

We are required to provide information retrieval services in accordance with certain specifications as to the functionality and performance of the information retrieval results, the size of the Internet database maintained, the frequency of refreshing the retrieval query database, reliability of the service and retrieval response speeds. Our failure to perform in accordance with these specifications could result in the cancellation of customer contracts. We expect we will be required to expand the capacity of our existing Tempe, Arizona data center or add additional data center space to adequately provide service. These activities require highly specialized personnel and involve many difficult installation, tuning and optimization tasks, and will require us to expend substantial financial and management resources. We could experience difficulties and delays in expanding and stabilizing the cluster of workstations in our existing data center. As a result, there can be no assurance that we will be able to expand our infrastructure to meet any increased customer demand on a timely basis. We house our data centers at hosting facilities operated by independent third parties who take certain precautions to protect our equipment against damage from fire, earthquakes, floods, power and telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite such precautions, the occurrence of a natural disaster, terrorist activities or other unanticipated problems at our current and future data centers could result in interruptions in the search services provided by us. Such interruptions could result in reductions in, or terminations of, service provided to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

If We Are Unable To Protect Our Intellectual Property Rights, We May Be Unable To Compete With Competitors Developing Similar Technologies.

Our success and ability to compete are substantially dependent upon internally developed software technology which we are developing in connection with the quepasa.com website and our search retrieval services. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Moreover, we may be unable to develop the performance based marketing portion of our search and retrieval business in the manner we seek due to the existence of certain patents which have been applied for by or issued to others who offer such search results to advertisers.

If We Are Unable To Continually Develop New Products, We Will Be Unable To Attract Or Retain Customers.

The markets for our quepasa.com website and our retrieval services are characterized by rapid technological change, frequent new product introductions, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by developing and introducing, on a timely basis, enhancements to the software we use to operate our website and control our retrieval inquiries. There can be no assurance that we will be successful in developing and marketing enhancements to our software that respond to technological change, evolving industry standards or customer requirements.

The Loss Of the Services Of Our Executive Officers And Senior Management Would Harm Our Business.

We depend upon the continued contributions of our executive officers and senior management. We have employment agreements with these individuals, but we do not carry key person life insurance on any of their lives, except Mr. Peterson’s.

If We Are Unable To Raise Additional Capital, We May Be Unable To Maintain Our Operations.

We may need to raise additional funds through debt or equity financing in order to remain in business or to expand our operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we will not be able to maintain our operations, and our business, operating results and financial condition could be materially adversely affected.

Risks Related to the Offering

Shares Of Our Common Stock Which Are Eligible For Immediate Sale By Our Selling Stockholders May Decrease The Price Of Our Common Stock.

We have 4,556,063 shares outstanding, substantially all of which are free-trading, together with 1,863,865 shares of common stock issuable upon conversion of preferred stock and upon exercise of warrants and options which have been registered under a prospectus, are freely tradeable and are also subject to immediate sale by our stockholders. If the holders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Our Common Stock Price Could Be Highly Volatile, Increasing The Market Risk Associated With Purchasing Our Common Stock.

Our common stock trades on the Electronic Bulletin Board upon which there is a greater chance of market price volatility compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

•	The lack of readily available price quotations;

•	The absence of consistent administrative supervision of “bid” and “ask” quotations;

•	Lower trading volume; and

•	Market conditions.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because Our Common Stock Is Classified As “Penny Stock,” Trading Is Limited, And Our Stock Price Could Decline.

Because our common stock falls under the definition of “penny stock,” trading in our common stock may continue to be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

“Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable “cooling off” periods prior to the commencement of this distribution.

Our Preferred Stock And Staggered Terms For Our Board Of Directors Will Make A Third-Party Acquisition Of Our Company More Difficult.

Our articles of incorporation authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. We also have staggered terms assigned to our Board members such that only approximately one-third of our directors are elected in any one year. The issuance of preferred stock, and the provisions for a staggered Board of Directors, could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock.

We Do Not Anticipate Paying Dividends On Our Common Stock.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

SELLING STOCKHOLDERS

This prospectus covers possible sales by our officers, directors and affiliates of shares they acquire through exercise of stock options (“options”) granted under our Amended and Restated 1998 Stock Option Plan, which we refer to as the “Plan.” The names of such individuals who may be selling stockholders from time to time are listed below, along with the number of shares of common stock currently owned by them and the number of shares offered for sale. The address of each individual is in care of us at 410 N. 44th Street, Suite 450, Phoenix, AZ 85008.

The following table shows, as of August 30, 2004:

•	the name of each selling stockholder;

•	how many shares the selling stockholder beneficially owns;

•	how many shares the selling stockholder can resell under this prospectus; and

•	assuming a selling stockholder sells all shares listed next to his or her name, how many shares the selling stockholder will beneficially own after completion of the offering.

We may amend or supplement this prospectus form time to time in the future to update or change this list of selling stockholders and shares that may be resold.

Selling Stockholder	Number of Shares Owned (1)	Number of Shares Offered for Sale	Number of Shares Owned After the Offering
Fernando Ascencio	100,000	100,000	0
Marco Delgado	5,000	5,000	0
David Hansen	175,000	175,000	0
Brian Lu	100,000	100,000	0
Charles Mathews	50,000	50,000	0
Jeffrey Peterson	901,875	901,875	0

(1)	Includes all stock options exercisable within 60 days from the date hereof, including stock options issued under the Plan.

PLAN OF DISTRIBUTION

We have been advised by the selling stockholders that they intend to sell all or a portion of the shares offered from time to time on the Electronic Bulletin Board and that sales will be made at prices prevailing on the Electronic Bulletin Board at the times of sale. The selling stockholders may also make private sales directly or through brokers who may act as agents or principals. Further, the selling stockholders may choose to dispose of their shares by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any participating brokers may be deemed to be underwriters within the meaning of the Securities Act of 1933.

Any broker-dealer participating as agent for the selling stockholders or for the purchasers may receive commissions. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above), in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with these resales may pay to or receive commissions from the purchasers.

We have advised the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales in the market and has informed them of the possible need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and, if any broker-dealers purchase shares as principal, any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Upon notification by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act of 1933, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which the shares were sold by the selling stockholders, the commissions paid or discounts or concessions allowed by the selling stockholders to such broker-dealer(s), and where applicable, that the broker-dealer(s) did not conduct any investigation to verify the information set forth in this resale prospectus.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 and 701 under the Securities Act may be resold under Rule 144 rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our “affiliate,” is entitled to sell within any three month period “restricted shares” beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in shares of common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or our affiliate. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding us. A person who has not been our “affiliate” at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or the other requirements of Rule 144, provided that at least one year has elapsed since the shares were acquired from us or our affiliate. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of us who purchases shares from us in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell these shares in reliance on Rule 144, but without compliance with the certain restrictions contained in Rule 144.

SEC POSITION REGARDING INDEMNIFICATION

Our Articles of Incorporation and Bylaws provide for indemnification of officers and directors, among other things, in instances in which they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in that Act and is therefore unenforceable.

DESCRIPTION OF THE PLAN

In March 1998 our Board of Directors approved the Plan for the benefit of our employees, officers, directors and consultants. We believe that the Plan provides an incentive to individuals to act as employees, officers, directors and consultants and to maintain a continued interest in our operations. All options were issued under Section 422A of the Internal Revenue Code and are incentive or non-qualified stock options.

The terms of the Plan provide that we are authorized to grant options to purchase shares of common stock to our employees, officers, directors and consultants upon the majority consent of our Board of Directors acting as a Compensation Committee. Any employee, officer, director or consultant is eligible to receive options under the Plan. The option price must not be less than 100% of fair market value. Options must be exercised within 10 years following the date of grant (or sooner at the discretion of the Compensation Committee), and the optionee must exercise options during service to us or within three months of termination of such service (12 months in the event of death on disability). The Compensation Committee may extend the termination date of an option granted under the Plan.

A total of 6,000,000 shares of our authorized but unissued common stock have been reserved for issuance pursuant to the Plan of which 1,850,875 options are currently outstanding at exercise prices ranging from $1.30 to $30.00 per share. In the event of a change in control of our company (as defined in the Plan), all outstanding options become immediately exercisable.

Options under the Plan may not be transferred, except by will or by the laws of intestate succession. The number of shares and price per share of the options under the Plan will be proportionately adjusted to reflect forward and reverse stock splits. The holder of an option under the Plan has none of the rights of a shareholder until shares are issued.

The Plan is administered by our Compensation Committee which has the power to interpret the Plan, determine which persons are to be granted options and the amount of such options. The provisions of the Federal Employee Retirement Income Security Act of 1974 do not apply to the Plan. Shares issuable upon exercise of options will not be purchased in open market transactions but will be issued by us from authorized shares. Payment for shares must be made by optionees in cash from their own funds. No payroll deductions or other installment plans have been established. No reports will be made to optionees under the Plan except in the form of updated information for the prospectus. There are no assets administered under the Plan, and, accordingly, no investment information is furnished herewith.

Shares issuable under the Plan may be sold in the open market, without restrictions, as free trading securities. No options may be assigned, transferred, hypothecated or pledged by the option holder. No person may create a lien on any securities under the Plan, except by operation of law. However, there are no restrictions on the resale of the shares underlying the options.

The Plan will remain in effect until December 31, 2008 but may be terminated or extended by our Board of Directors. Additional information concerning the Plan and its administrators may be obtained from us at the address and telephone number indicated under “Incorporation by Reference” above.

APPLICABLE SECURITIES LAW RESTRICTIONS

If the optionee is deemed to be an “affiliate” (as that term is defined under the Securities Act of 1933, as amended), the resale of the shares purchased upon exercise of options covered hereby will be subject to certain restrictions and requirements. Our legal counsel may be called upon to discuss these applicable restrictions and requirements with any optionee who may be deemed to be an affiliate, prior to exercising an option.

In addition to the requirements imposed by the Securities Act of 1933, the antifraud provisions of the Securities Exchange Act of 1934 and the rules thereunder (including Rule 10b-5) are applicable to any sale of shares acquired pursuant to options.

Up to 6,000,000 shares may be issued under the Plan. Common shares outstanding and those to be issued upon exercise of options are fully paid and nonassessable, and each share of stock is entitled to one vote at all shareholders’ meetings. All shares are equal to each other with respect to lien rights, liquidation rights and dividend rights. There are no preemptive rights to purchase additional shares by virtue of the fact that a person is a shareholder of the Company. Shareholders do not have the right to cumulate their votes for the election of directors.

Our directors must comply with certain reporting requirements and resale restrictions pursuant to Sections 16(a) and 16(b) of the Securities Exchange Act of 1934 and the rules thereunder upon the receipt or disposition of any options.

TAX CONSEQUENCES

Upon exercise of the option, the optionee will be taxed, as ordinary income, on the difference between the exercise price of the option and the fair market value of the underlying shares on the date of exercise. The fair market value then becomes the optionee’s basis in the underlying shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on for us by Gary A. Agron, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111.

EXPERTS

Our financial statements incorporated by reference to our Annual Report on Form 10-KSB covering the years ended December 31, 2003 and 2002, were audited by Ehrhardt Keefe Steiner & Hottman, P.C., Independent Registered Public Accounting Firm, as indicated in their report with respect thereto, and are incorporated herein by reference.

PART I

Item 1.	Plan Information.

The documents containing the information specified in Item 1 will be sent or given to participants in the Registrant’s Amended and Restated 1998 Stock Option Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2.	Registrant Information, the Amended and Restated 1998 Stock Option Plan.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus), other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) or additional information about the 1998 Stock Option Plan are available without charge by contacting:

Charles Mathews, Chief Financial Officer

410 N. 44th Street, Suite 450

Phoenix, AZ 85008

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the following documents previously filed with the SEC. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

(a)	The Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

(b)	The Registrant’s Quarterly Report on Form 10-QSB for the three months ended June 30, 2004.

(c)	All of the Registrant’s Current Reports on Form 8-K filed with the SEC subsequent to January 1, 2004.

(d)	The description of the Registrant’s common stock contained in the Registrant’s Registration Statement on Form 8-A dated March 16, 1999.

Item 4.	Description of Securities.

Not Applicable.

Item 5.	Interests of Named Experts and Counsel.

Not Applicable.

Item 6.	Indemnification of Directors and Officers.

The Registrant’s Articles of Incorporation, as amended (the “Articles”), provide that the liability of the Registrant’s directors for monetary damages for breach of fiduciary duty is eliminated to the fullest extent permitted by Nevada law and that the Registrant’s officers and directors shall be indemnified by the Registrant against any liability to the fullest extent permitted by Nevada law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant’s Amended and Restated Bylaws (the “Bylaws”) provide that the Registrant shall indemnify the currently acting and former directors, officers, employees and agents of the Registrant or another corporation, partnership, joint venture, trust, association or other enterprise against reasonably incurred expenses, judgments, penalties, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined that such person reasonably believed (i) in the case of conduct in his official capacity with the Registrant, that his conduct was in the Registrant’s best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the Registrant’s best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

Item 7.	Exemption from Registration Claimed.

None.

Item 8.	Exhibits.

Number	Exhibit

4.01	Amended and Restated 1998 Stock Option Plan (1)

5.1	Opinion of Gary A. Agron

23.1	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., Independent Registered Public Accounting Firm

23.2	Consent of Gary A. Agron is contained in Exhibit 5.1

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 File Number 333-7420.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of an amendment to a filing on Form S-8 and authorized this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, Arizona on August 30, 2004.

Quepasa Corporation

By:	/s/ Jeffrey S. Peterson
Jeffrey S. Peterson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on August 30, 2004.

Name	Title

/s/ Jeffrey S. Peterson Jeffrey S. Peterson	Chairman of the Board of Directors and Chief Executive Officer

/s/ Charles B. Mathews Charles B. Mathews	Chief Financial Officer (Principal Accounting Officer) and Chief Operating Officer

/s/ Brian Lu Brian Lu	Director

/s/ Juan Carlos Arellano Juan Carlos Arellano	Director

/s/ Marco Delgado Marco Delgado	Director

EXHIBIT INDEX

Number	Exhibit

4.01	Amended and Restated 1998 Stock Option Plan (1)

5.1	Opinion of Gary A. Agron

23.1	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., Independent Registered Public Accounting Firm

23.2	Consent of Gary A. Agron is contained in Exhibit 5.1

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 File Number 333-7420.